Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257364

PROSPECTUS

SYNAPTOGENIX, INC.

3,458,940 shares of Common Stock

This prospectus relates to the proposed resale or other disposition from time to time of up to 3,458,940 shares of Synaptogenix, Inc. (the “Company”) common stock, $0.0001 par value per share (the “Common Stock”), as follows: (i) an aggregate of up to 1,587,030 shares of Common Stock; (ii) an aggregate of up to 1,653,281 shares of Common Stock that are issuable upon the exercise of Series G warrants to purchase shares of Common Stock at an exercise price of $8.51 per share (the “Series G Warrants”); (iii) an aggregate of up to 66,251 shares of Common Stock that are issuable upon the exercise of pre-funded warrants to purchase shares of Common Stock at an exercise price of $0.01 per share (the “Pre-Funded Warrants”); and (iv) an aggregate of 152,378 shares of Common Stock that are issuable upon the exercise of placement agent warrants to purchase shares of Common Stock at an exercise price of $8.51 per share (the “Placement Agent Warrants” and, together with the Series G Warrants and the Pre-Funded Warrants, the “Warrants”), held by Katalyst Securities LLC. The shares of Common Stock, the Series G Warrants and the Pre-Funded Warrants were all issued pursuant to Securities Purchase Agreements (the “Purchase Agreements”), dated June 14, 2021 that was entered into with certain accredited investors in connection with a private placement on June 16, 2021. The Placement Agent Warrants were issued pursuant to a Placement Agency Agreement, dated June 14, 2021, by and between the Company and Katalyst.

The Company is not selling any securities under this prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders, except that the Company may receive up to approximately $15.4 million in aggregate gross proceeds from the exercise of the Warrants, if the Warrants are exercised for cash (and, as applicable, not on a cashless basis), based on the per share exercise price of the Warrants.

The selling securityholders or their assignees or successors-in-interest may offer and sell the shares of Common Stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of Common Stock in the section entitled “Plan of Distribution” appearing elsewhere in this prospectus. We will pay the expenses incurred in registering the securities covered by the prospectus, including legal and accounting fees.

Our Common Stock is quoted on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SNPX.” On July 2, 2021, the last reported sale price of our Common Stock was $9.26 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and, as such, we are subject to reduced public company reporting requirements.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE THE

SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2021

You should rely only on the information contained in this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Unless the context otherwise requires, references to “Synaptogenix,” “Company,” “we,” “us” and “our” refer to Synaptogenix, Inc. and our subsidiaries.

Smaller Reporting Company – Scaled Disclosure

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act of 1933, as indicated herein, we have elected to comply with the scaled disclosure requirements applicable to “smaller reporting companies,” including providing two years of audited financial statements.

PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus.  It does not contain all the information you should consider before investing in our securities.  Important information is incorporated by reference into this prospectus.  To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” together with the additional information described under “Information Incorporated by Reference.”

Overview

We are a biopharmaceutical company with product candidates in pre-clinical and clinical development. We are principally focused on developing a product platform based upon a drug candidate called bryostatin for the treatment of Alzheimer’s disease (“AD”), which is in the clinical testing stage. We are also evaluating potential therapeutic applications of bryostatin for other neurodegenerative or cognitive diseases and dysfunctions, such as Fragile X syndrome, Multiple Sclerosis, and Niemann-Pick Type C disease, which have undergone pre-clinical testing. We have been a party to a technology license and services agreement with the original Blanchette Rockefeller Neurosciences Institute (“BRNI”) (which has been known as Cognitive Research Enterprises, Inc. (“CRE”) since October 2016), and its affiliate NRV II, LLC, which we collectively refer to herein as “CRE,” pursuant to which we now have an exclusive non-transferable license to certain patents and technologies required to develop our proposed products. We were formed for the primary purpose of commercializing the technologies initially developed by BRNI for therapeutic applications for AD or other cognitive dysfunctions. These technologies have been under development by BRNI since 1999 and, until March 2013, had been financed through funding from a variety of non-investor sources (which include not-for-profit foundations, the National Institutes of Health, which is part of the U.S. Department of Health and Human Services, and individual philanthropists). From March 2013 forward, development of the licensed technology has been funded principally through Neurotrope, Inc., our former parent company (“Neurotrope”) in collaboration with CRE. Licensing agreements have been entered into with Stanford University for the exclusive use of synthetic bryostatin and for the potential use of bryostatin-like compounds, called Bryologs, for certain therapeutic indications.

Spin-Off from Neurotrope

On May 17, 2020, Neurotrope announced plans for the complete legal and structural separation of Synaptogenix, Inc. (formerly known as Neurotrope Bioscience, Inc.) from Neurotrope (the “Spin-Off”). Under the Separation and Distribution Agreement between Neurotrope and the Company (the “Separation and Distribution Agreement”), Neurotrope planned to distribute all of its equity interest in us to Neurotrope’s stockholders. Following the Spin-Off, Neurotrope would not own any equity interest in us, and we would operate independently from Neurotrope.

On December 6, 2020, Neurotrope approved the final distribution ratio and holders of record of Neurotrope common stock, Neurotrope preferred stock and certain warrants as of November 30, 2020 (the “Spin-Off Record Date”) received a pro rata distribution at the rate of (i) one share of Synaptogenix common stock for every five shares of Neurotrope common stock held, (ii) one share of Synaptogenix common stock for every five shares of Neurotrope common stock issuable upon conversion of Neurotrope preferred stock held and (iii) one share of Synaptogenix, Inc. common stock for every five shares of Neurotrope common stock issuable upon exercise of certain Neurotrope warrants held that were entitled to participate in the Spin-Off pursuant to the terms thereof (collectively, the “Distribution”).

On December 7, 2020, we completed the legal separation from Neurotrope, at which time we began to operate as an independent company. Pursuant to the Separation and Distribution Agreement, all cash in excess over $20,000,000, subject to adjustment, and all of the operations, assets and liabilities of Neurotrope not retained by Neurotrope in connection with the Spin-Off, was transferred to us. We also filed an amended and restated certificate of incorporation which, among other things, changed our name to Synaptogenix, Inc.

January 2021 PIPE Financing

On January 21, 2021, we entered into Securities Purchase Agreements (the “January 2021 Purchase Agreements”) with certain accredited investors (the “January 2021 Purchasers”) for a private placement of our equity securities (the “January 2021 Pipe Financing”) for the purchase and sale of (a) an aggregate of 2,333,883 shares of the our common stock, par value $0.0001 per share (the “Common Stock”) and/or prefunded warrants to purchase shares of Common Stock at an exercise price of $0.01 per share (the “Pre-Funded Warrants”), (b) Series E warrants to purchase 2,333,883 shares of Common Stock, with an exercise price of $8.51 per share (subject to adjustment), for a period of twelve months from the date of an effective registration statement (the “Series E Warrants”) and (c) Series F warrants to purchase up to an aggregate of 2,333,883 shares of Common stock, with an exercise price of $6.90 per share (subject to adjustment), for a period of five years from the date of issuance (the “Series F Warrants”) at a combined purchase price of $1.50 per share of Common Stock, Series E Warrants and Series F Warrants. The shares of Common Stock, the Pre-Funded Warrants, the Series E Warrants and the Series F Warrants were issued at a closing on January 25, 2021 pursuant to the terms of the January 2021 Purchase Agreements.

Nasdaq Listing

On April 7, 2021, we held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, our stockholders voted to authorize our Board of Directors (the “Board”) to effect one reverse stock split of our outstanding shares of Common Stock, at any ratio between 1-for-1.5 and 1-for-20. The Board determined that, based upon the market price of our Common Stock, and with the intention to fulfill the stock price requirements for official listing on the Nasdaq Stock Market, it would be appropriate for the reverse split to be at a ratio of 1-for-4 (the “Reverse Stock Split”). The Board authorized the Company to file a Certificate of Amendment to the Company’s Amended and Restated Charter to implement the Reverse Stock Split, effective as of May 19, 2021.  The Company’s Common Stock was approved to uplist to The Nasdaq Capital Market effective at the open of the market on June 7, 2021. Unless otherwise indicated, all information set forth in this prospectus gives effect to the Reverse Stock Split.

June 2021 PIPE Financing

On June 14, 2021, we entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain accredited investors (the “Purchasers”), which Purchasers are among the selling securityholders, for a private placement of our equity securities (the “June 2021 PIPE Financing”) for the purchase and sale of (a) an aggregate of 1,653,281 shares of Common Stock and/or Pre-Funded Warrants and (b) Series G warrants to purchase up to an aggregate of 1,653,281 shares of Common stock, with an exercise price of $8.51 per share (subject to adjustment), for a period of five years from the date of issuance (the “Series G Warrants”) at a combined purchase price of $7.547 per share of Common Stock and Warrants (the “Offering”). The shares of Common Stock, the Pre-Funded Warrants and the Series G Warrants were issued at a closing on June 16, 2021 pursuant to the terms of the Purchase Agreement.

In connection with the Purchase Agreement, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers on June 14, 2021. Under the terms of the Registration Rights Agreement, we agreed to register the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Series G Warrants and the Pre-Funded Warrants sold to the Purchasers pursuant to the Purchase Agreement. We are required to file a registration statement for the resale of such securities within 10 days following the date we entered into the Registration Rights Agreement (the “Filing Date”) and to use our commercially reasonable efforts to cause each such registration statement to be declared effective no later than the earlier of (i) 120 days following the date we entered into the Registration Rights Agreement (or 150 days following Filing Date if the Securities and Exchange Commission causes a delay) and (ii) the fifth business day after we are notified that the registration statement will not be further reviewed. We may incur liquidated damages if we do not meet certain deadlines with respect to our registration obligations under the Registration Rights Agreement or if certain other events occur. We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the effectiveness of the registration statement. The shares of Common Stock and shares of Common Stock underlying the Pre-Funded Warrants and Series G Warrants issued in the Offering are being registered on the registration statement of which this prospectus forms a part in accordance with the Registration Rights Agreement.

In connection with the Offering, pursuant to an Engagement Agreement, dated June 14, 2021 (the “Engagement Agreement”), between the Company and Katalyst Securities LLC (the “Placement Agent”), we have agreed to pay the Placement Agent (i) a cash fee equal to ten percent (10%) of the gross proceeds from any sale of securities in the Offering sold to Purchasers introduced by the Placement Agent and (ii) warrants to purchase shares of Common Stock equal to ten percent (10%) of the number of shares of Common Stock sold to Purchasers introduced by the Placement Agent, with an exercise price of $8.51 per share and a five-year term (the “Placement Agent Warrants”). Furthermore, we agreed to pay the Placement Agent a warrant exercise fee equal to ten percent (10%) of the aggregate exercise price that is paid in connection with each exercise, if any, of the Warrants initially held by Purchasers introduced by the Placement Agent. The Placement Agent is also entitled the foregoing fees with respect to any future financing or capital-raising transaction by us (a “Subsequent Financing”), to the extent such financing or capital is provided to us by investors whom the Placement Agent had introduced to us, in the event such Subsequent Financing is consummated within eighteen (18) months following the closing of the Offering. The shares underlying the Placement Agent Warrants are being registered on the registration statement of which this prospectus forms a part in accordance with the Engagement Agreement.

Implication of Being An Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Common Stock held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	we may reduce our executive compensation disclosure;

•	we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Prospectus;

•	we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have availed ourselves in this Prospectus of the reduced reporting requirements described above with respect to compensation disclosure requirements and selected financial data. As a result, the information that we provide stockholders may be less comprehensive than what you might receive from other public companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company.”

Smaller Reporting Company

We are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time as we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Risks Associated with Our Business

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), incorporated herein by reference.  You should read these risks before you invest in our securities.  We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy.

Corporate Information

Our principal executive offices are located at 1185 Avenue of the Americas, 3rd Floor New York, NY 10036. Our telephone number is (973) 242-0005. Our website address is http://www.synaptogen.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common Stock offered by the selling securityholders	Up to 3,458,940 shares of Common Stock, as follows: (i) an aggregate of up to 1,587,030 shares of Common Stock; (ii) an aggregate of up to 1,653,281 shares of Common Stock that are issuable upon the conversion of the Series G Warrants; (iii) an aggregate of up to 66,251 shares of Common Stock that are issuable upon the conversion of the Pre-Funded Warrants; and (iv) an aggregate of 152,378 shares of Common Stock that are issuable upon the conversion of the Placement Agent Warrants.

Use of Proceeds	We will not receive any of the proceeds from the sale of securities by the selling securityholders pursuant to this prospectus. We may receive up to approximately $15.4 million in aggregate gross proceeds from the exercise of Warrants, if the Warrants are exercised for cash (and, as applicable, not a cashless basis), based on the per share exercise price of the Warrants. Any proceeds we receive from the exercise of the Warrants will be used for working capital and general corporate purposes.

Offering Price	The selling securityholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or privately negotiated prices.

Risk Factors	An investment in our securities involves a high degree of risk. See the section entitled “Risk Factors” included in this prospectus and beginning on page 5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, incorporated by reference herein, and any other risk factors described in the documents incorporated by reference herein, for a discussion of certain factors to consider carefully before deciding to invest in our Common Stock.

The Nasdaq Capital Market	SNPX

RISK FACTORS

Investing in our securities involves a high degree of risk.  You should carefully consider and evaluate all of the information contained in this prospectus and in the documents we incorporate by reference into this prospectus before you decide to purchase our securities.  In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”).  Any of the risks and uncertainties set forth in our Annual Report, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, or any prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of any securities offered by this prospectus.  As a result, you could lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to our business that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “forecasts,” “projections,” and similar expressions, as they relate to us or our management, identify forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Such statements reflect our current views with respect to future events, the outcome of which is subject to certain risks, including, among others:

•	our inability to obtain adequate financing;

•	our ability to successfully implement our business strategies;

•	our ability to attract and retain key personnel;

•	the significant length of time associated with drug development and related insufficient cash flows and resulting illiquidity;

•	existing or increased competition;

•	our ability to protect our patent portfolio and other material proprietary rights;

•	negative reputational and financial impacts resulting from future acquisitions or strategic transactions;

•	significant government regulation of pharmaceuticals and the healthcare industry;

•	our inability to expand our business;

•	lack of product diversification;

•	availability of our raw materials;

•	our stock volatility and illiquidity;

•	our failure to implement our business plans or strategies.

•	direct and indirect effects of the ongoing COVID-19 pandemic on various aspects and stages of the clinical development process;

•	other factors described in this Registration Statement and from time to time in documents that we file with the SEC.

You should read this Registration Statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this Registration Statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this Registration Statement, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of securities by the selling securityholders pursuant to this prospectus. We may receive up to approximately $15.4 million in aggregate gross proceeds from the exercise of the Warrants, if the Warrants are exercised for cash (and, as applicable, not a cashless basis), based on the per share exercise price of the Warrants. Any proceeds we receive from the exercise of the Warrants will be used for working capital and general corporate purposes.

SELLING SECURITYHOLDERS

The shares of Common Stock being offered by the selling securityholders, or their assignees or successors-in-interest are up to an aggregate amount of 3,458,940 shares of Common Stock, consisting of: (i) an aggregate of up to 1,587,030 shares of Common Stock; (ii) an aggregate of up to 1,653,281 shares of Common Stock that are issuable upon the exercise of Series G Warrants; (iii) an aggregate of up to 66,251 shares of Common Stock that are issuable upon the exercise of Pre-Funded Warrants; and (iv) an aggregate of 152,378 shares of Common Stock that are issuable upon the conversion of Placement Agent Warrants. We are registering the above referenced shares of Common Stock in order to permit the selling securityholders, or their assignees or successors-in-interest, to offer the shares for resale from time to time.

The selling securityholders may sell all, some or none of their shares listed below in this offering. See the section entitled “Plan of Distribution” elsewhere in this prospectus. However, the fourth column assumes the sale of all of the shares offered by the selling securityholders pursuant to this offering.

Except as otherwise disclosed in the footnotes below, with respect to any selling securityholder, none of the selling securityholders have, and within the past three years have not had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The table below, which has been prepared based upon the information furnished to us by the selling stockholders as of the date of this prospectus, lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock held by each of the selling stockholders. The table below lists the selling securityholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of Common Stock held by the selling securityholders. The number of shares in the column titled “Shares of Common Stock Beneficially Owned Before this Offering” represents the number of shares of Common Stock beneficially owned by each selling stockholder, based on its ownership of shares of Common Stock and warrants, as of July 1, 2021, assuming the exercise of all warrants held by the selling stockholder on that date, without regard to any limitations on exercises. The number of shares in the column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” represents all of the shares that the selling securityholders may offer under this prospectus, assuming the exercise of the Series G Warrants, Pre-Funded Warrants or Placement Agent Warrants currently held by such selling securityholders, as applicable, and does not take into account the date of, or any limitations on, the exercise of the Series G Warrants, Pre-Funded Warrants or Placement Agent Warrants, as applicable.

Under the terms of the Series G, Pre-Funded Warrants, Placement Agent Warrants, Series A warrants to purchase shares of Common Stock (the “Series A Warrants”), Series B warrants to purchase shares of Common Stock (the “Series B Warrants”), Series C warrants to purchase shares of Common Stock (the “Series C Warrants”) Series D warrants to purchase shares of Common Stock (the “Series D Warrants”), Series E warrants to purchase shares of Common Stock (the “Series E Warrants”) and Series F warrants to purchase shares of Common Stock (the “Series F Warrants”) a selling stockholder may not exercise any such warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding shares of Common Stock following such exercise of such warrants which have not been exercised. The number of shares in the second, third and fourth columns do not reflect this limitation, but the percentage of shares beneficially owned in the fifth column does reflect this limitation.

	Shares of Common Stock Beneficially Owned Before this Offering(1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus(3)	Shares of Common Stock to be Beneficially Owned Upon Completion of this Offering
Selling Securityholders	Number	Number	Number	Percentage(2)
AIGH Investment Partners LP (4)	656,868	366,058	290,810	3.57%
Alpha Capital Anstalt(5)	837,780	662,514	175,266	2.17%
Philip Broenniman (6)	26,500	26,500	-	*
Intracoastal Capital LLC(7)	1,123,952	530,012	593,940	6.98%
Iroquois Capital Investment Group, LLC(8)	385,210	212,002	173,208	2.14%
Iroquois Master Fund Ltd.(9)	586,053	318,004	268,049	3.28%
George W. Haywood(10)	393,250	100,000	293,250	3.62%
E. Jeffrey Peierls(11)	422,855	21,200	401,655	4.93%
The Peierls Foundation, Inc.(12)	335,736	111,302	224,434	2.77%
Shay Capital LLC(13)	156,004	132,502	23,502	*
Silvertree Holdings LLC(14)	241,002	132,502	108,500	1.36%
The Hewlett Fund LP(15)	1,129,484	583,012	546,472	6.46%
WVP Emerging Manager Onshore Fund LLC-AIGH Series(16)	149,126	82,142	66,984	*
WVP Emerging Manager Onshore Fund LLC-Optimized Equity Series(17)	50,760	28,812	21,948	*
Michael A. Silverman(18)	296,780	152,378	144,402	1.81%

(*)	Indicates beneficial ownership of less than 1%.

(1)	“Beneficial ownership” is a term broadly defined in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in a person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this column, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or group of persons has the right to acquire within 60 days after July 1, 2021, including through the exercise of a warrant or the conversion of a security.
(2)	Based on 7,910,708 shares of Common Stock outstanding, which assumes the issuance and sale of 1,871,910 shares of Common Stock, upon full exercise of the Series G Warrants, Pre-Funded Warrants and Placement Agent Warrants and does not take into account the date of, or any limitations on, the exercise of the Series G Warrants, Pre-Funded Warrants or Placement Agent Warrants, as applicable.
(3)	The number of shares in this column represents all of the shares that the selling securityholders may offer under this prospectus, assuming the exercise of the Series G Warrants, Pre-Funded Warrants and Placement Agent Warrants currently held by such selling securityholders, as applicable, and does not take into account the date of, or any limitations on the exercise of the Series G Warrants, the Pre-Funded Warrants or the Placement Agent Warrants.
(4)	The shares reflected as beneficially owned by AIGH Investment Partners LP (“AIGH”) in the table above consist of (i) 243,036 shares of Common Stock, (ii) 1,303 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (iii) 229,500 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (iv) 183,029 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Orin Hirschman has the power to direct the vote and disposition of the securities held by Alpha.
(5)	The shares reflected as beneficially owned by Alpha Capital Anstalt (“Alpha”) in the table above consist of (i) 331,282 shares of Common Stock, (ii) 1,954 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021, (iii) 1,758 shares of Common Stock that may be purchased pursuant to the exercise of Series B Warrants within 60 days of July 1, 2021, (iv) 4,862 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (v) 166,667 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021 and (vi) 331,257 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Nicola Feuerstein has the power to direct the vote and disposition of the securities held by Alpha.
(6)	The shares reflected as beneficially owned by Philip Broenniman in the table above consist of (i) 13,250 shares of Common Stock and (ii) 13,250 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021.
(7)	The shares reflected as beneficially owned by Intracoastal Capital LLC (“Intracoastal”) in the table above consist of (i) 265,006 shares of Common Stock, (ii) 265,006 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021, (iii) 250,000 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (iii) 250,000 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (iv) 93,940 shares of Common Stock that may be purchased pursuant to the exercise of Series D Warrants within 60 days of July 1, 2021. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act of the securities reported herein that are held by Intracoastal).

(8)	The shares reflected as beneficially owned by Iroquois Capital Investment Group, LLC (“Iroquois Capital”) in the table above consist of (i) 106,001 shares of Common Stock, (ii) 261 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (iii) 7,032 shares of Common Stock that may be purchased pursuant to the exercise of Series B Warrants within 60 days of July 1, 2021, (iv) 22,247 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (v) 35,334 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (vi) 108,334 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021and (vii) 106,001 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Richard Abbe has the power to direct the vote and disposition of the securities held by Iroquois Capital.
(9)	The shares reflected as beneficially owned by Iroquois Master Fund Ltd. in the table above consist of (i) 159,002 shares of Common Stock, (ii) 3,125 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (iii) 4,688 shares of Common Stock that may be purchased pursuant to the exercise of Series B Warrants within 60 days of July 1, 2021, (iv) 12,236 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (v) 73,000 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (vi) 175,000 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (vii) 159,002 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021.
(10)	The shares reflected as beneficially owned by George W. Haywood in the table above consist of (i) 143,250 shares of Common Stock, (ii) 50,000 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021, (iii) 100,000 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021 and (iv) 100,000 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021.
(11)	The shares reflected as beneficially owned by E. Jeffrey Peierls in the table above consist of the following securities owned by Mr. Peirels (i) 16,237 shares of Common Stock, (ii) 23,850 shares of Common Stock that may be purchased pursuant to the exercise of Pre-Funded Warrants within 60 days of July 1, 2021, (iii) 313 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (iv) 313 shares of Common Stock that may be purchased pursuant to the exercise of Series B Warrants within 60 days of July 1, 2021, (v) 1,335 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (vi) 13,250 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (vii) 13,250 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (viii) 10,600 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. In addition, Mr. Peirels is the President of The Peierls Foundation, Inc. (“The Peierls Foundation”), and as such may be deemed to have voting and investment control over the following securities held by The Peierls Foundation and its affiliated entities: (i) 44,692 shares of Common Stock, (ii) 112,485 shares of Common Stock that may be purchased pursuant to the exercise of Pre-Funded Warrants within 60 days of July 1, 2021, (iii) 2,729 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (iv) 3,397 shares of Common Stock that may be purchased pursuant to the exercise of Series B Warrants within 60 days of July 1, 2021, (v) 11,085 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (vi) 56,834 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (vii) 56,834 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (viii) 55,651 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021.
(12)	The shares reflected as beneficially owned by The Peierls Foundation, Inc. in the table above consist of (i) 44,692 shares of Common Stock, (ii) 112,485 shares of Common Stock that may be purchased pursuant to the exercise of Pre-Funded Warrants within 60 days of July 1, 2021, (iii) 1,459 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (iv) 1,907 shares of Common Stock that may be purchased pursuant to the exercise of Series B Warrants within 60 days of July 1, 2021, (v) 5,874 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (vi) 55,651 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021, (vii) 56,834 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (viii) 56,834 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021. E. Jeffrey Peierls has the power to direct the vote and disposition of the securities held by the Peierls Foundation.
(13)	The shares reflected as beneficially owned by Shay Capital LLC (“Shay Capital”) in the table above consist of (i) 66,251 shares of Common Stock, (ii) 8,350 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (iii) 15,152 shares of Common Stock that may be purchased pursuant to the exercise of Series D Warrants within 60 days of July 1, 2021, and (iv) 66,251 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Andrew Meehan has the power to direct the vote and disposition of the securities held by Shay Capital.
(14)	The shares reflected as beneficially owned by Silvertree Holdings LLC (“Silvertree”) in the table above consist of (i) 102,417 shares of Common Stock, (ii) 36,167 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (iii) 36,167 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (iv) 66,251 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Evan Genack has the power to direct the vote and disposition of the securities held by Silvertree.
(15)	The shares reflected as beneficially owned by The Hewlett Fund LP (the “Hewlett Fund”) in the table above consist of (i) 291,506 shares of Common Stock, (ii) 5,562 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (iii) 7,576 shares of Common Stock that may be purchased pursuant to the exercise of Series D Warrants within 60 days of July 1, 2021, (iv) 216,667 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021, (v) 316,667 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (vi) 291,506 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Martin Chopp has the power to direct the vote and disposition of the securities held by the Hewlett Fund.
(16)	The shares reflected as beneficially owned by WVP Emerging Manager Onshore Fund LLC-AIGH Series (“WVP-AIGH”) in the table above consist of (i) 54,955 shares of Common Stock, (ii) 53,100 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (iii) 41,071 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Orin Hirschman has the power to direct the vote and disposition of the securities held by WVP-AIGH.
(17)	The shares reflected as beneficially owned by WVP Emerging Manager Onshore Fund LLC-Optimized Equity Series (“WVP-Optimized Equity”) in the table above consist of (i) 18,954 shares of Common Stock, (ii) 17,400 shares of Common Stock that may be purchased pursuant to the exercise of Series F Warrants within 60 days of July 1, 2021 and (iii) 14,406 shares of Common Stock that may be purchased pursuant to the exercise of Series G Warrants within 60 days of July 1, 2021. Orin Hirschman has the power to direct the vote and disposition of the securities held by WVP-Optimized Equity.
(18)	The shares reflected as beneficially owned by Michael A. Silverman in the table above consist of (i) 83,000 shares of Common Stock, (ii) 29,500 shares of Common Stock that may be purchased pursuant to the exercise of January 2021 Broker Warrants within 60 days of July 1, 2021 (iii) 152,378 shares of Common Stock that may be purchased pursuant to the exercise of Placement Agent Warrants within 60 days of July 1, 2021, (iv) 1,335 shares of Common Stock that may be purchased pursuant to the exercise of Series A Warrants within 60 days of July 1, 2021, (v) 900 shares of Common Stock that may be purchased pursuant to the exercise of Series C Warrants within 60 days of July 1, 2021, (vi) 13,000 shares of Common Stock that may be purchased pursuant to the exercise of Series D Warrants within 60 days of July 1, 2021 and (vi) 16,667 shares of Common Stock that may be purchased pursuant to the exercise of Series E Warrants within 60 days of July 1, 2021.

PLAN OF DISTRIBUTION

Each selling stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF OUR SECURITIES TO BE REGISTERED

The securities to be registered on this registration statement on Form S-1 include up to an aggregate amount of 3,458,940 shares of Common Stock, consisting of (i) an aggregate of up to 1,587,030 shares of Common Stock; (ii) an aggregate of up to 1,653,281 shares of Common Stock that are issuable upon the conversion of Series G Warrants; (iii) an aggregate of up to 66,521 shares of Common Stock that are issuable upon the conversion of Pre-Funded Warrants; and (iv) an aggregate of 152,378 shares of Common Stock that are issuable upon the conversion of Placement Agent Warrants held by certain selling securityholders.

General

The following is a summary of material characteristics of our capital stock as set forth in our certificate of incorporation and bylaws, and certain provisions of Delaware law. The following description does not purport to be complete and is subject to and qualified in its entirety by, and should be read in conjuncture with, our certificate of incorporation and bylaws, each of which are filed as exhibits to this Registration Statement and are incorporated herein by reference. The summaries and descriptions below do not purport to be complete statements of the Delaware General Corporation Law.

On May 19, 2021, our Board authorized the Reverse Stock Split. As a result of the Reverse Stock Split, each four (4) shares of our issued and outstanding Common Stock were automatically combined and converted into one (1) issued and outstanding share of Common Stock. The Reverse Stock Split affected all issued and outstanding shares of our Common Stock, as well as Common Stock underlying stock options to purchase shares of Common Stock and warrants outstanding immediately prior to the effectiveness of the Reverse Stock Split. The Reverse Stock Split did not decrease the number of authorized shares of our Common Stock or preferred stock, alter the par value of our Common Stock or preferred stock, nor modify any voting rights or other terms of our capital stock. Unless otherwise indicated, all information set forth in this prospectus gives effect to the Reverse Stock Split.

Authorized Capital Stock

Our certificate of incorporation authorizes us to issue 150,000,000 shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

Common Stock

The holders of our Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as our Board from time to time may determine. To date, we have not paid dividends on our Common Stock. Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. Our Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our Common Stock after payment of liabilities, accrued dividends and liquidation preferences, if any. Each outstanding share of our Common Stock is duly and validly issued, fully paid and non-assessable.

As of July 1, 2021, we had 6,038,798 outstanding shares of Common Stock issued and outstanding held by approximately 252 stockholders of record.

Preferred Stock

The shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

While we do not currently have any plans for the issuance of preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the Common Stock;

•	Diluting the voting power of the Common Stock;

•	Impairing the liquidation rights of the Common Stock; or

•	Delaying or preventing a change in control of the Company without further action by the stockholders.

As of July 1, 2021, we do not have any outstanding shares of preferred stock.

Series A Preferred Stock

On January 19, 2021, we filed a Certificate of Designations, Preferences and Rights of Series A Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”), which designated 100,000 of the Company’s authorized shares of preferred stock as Series A preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) with the following rights, privileges and preferences:

Dividends.

Holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash commencing on the first payment date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share, subject to adjustment, equal to 1,000 multiplied by the aggregate per share amount of all cash dividends and 1,000 multiplied by the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock declared on the Common Stock since the immediately preceding quarterly dividend payment date.

Liquidation.

In the event of a liquidation event, no distribution shall be made to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock shall have received an amount per share, subject to adjustment, equal to 1,000 multiplied by the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends.

Voting Rights.

Each share of Series A Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders, subject to adjustment.

Purchase Warrants

In connection with the Spin-Off, we issued Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants (together, the “Spin-Off Warrants”), of which the following are outstanding as of July 1, 2021:

•	39,535 Series A Warrants to purchase up to 39,535 shares of Common Stock with an exercise price of $198.80 per share;

•	155,917 Series B Warrants to purchase up to 155,917 shares of Common Stock with an exercise price of $79.52 per share;

•	227,163 Series C Warrants to purchase up to 227,163 shares of Common Stock with an exercise price of $39.76 per share; and

•	555,462 Series D Warrants to purchase up to 555,462 shares of Common Stock with an exercise price of $15.92 per share.

In connection with the January 2021 PIPE Financing, we issued Series E Warrants and Series F Warrants, of which the following are outstanding as of July 1, 2021:

•	1,658,907 Series E Warrants to purchase up to 1,658,907 shares of Common Stock with an exercise price of $8.51 per share; and

•	2,067,515 Series F Warrants to purchase up to 2,067,515 shares of Common Stock with an exercise price of $6.90 per share.

In connection with the June 2021 PIPE Financing, we issued the following Series G Warrants:

•	1,653,281 Series G Warrants to purchase up to 1,653,281 shares of Common Stock with an exercise price of $8.51 per share.

The following summary of certain terms and provisions of the Spin-Off Warrants, the Series E Warrants, the Series F Warrants and the Series G Warrants (together, the “Purchase Warrants”) is not complete and is subject to, and qualified in its entirety by, the provisions of the Purchase Warrants, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Duration

Each Purchase Warrant is immediately exercisable. The Spin-Off Warrants, the Series F Warrants and the Series G Warrants will expire on the fifth anniversary of their issuance. The Series E Warrants will expire on the first anniversary of their issuance. The exercise price and number of shares of common stock issuable upon exercise of the Purchase Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercisability

The Purchase Warrants are exercisable, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Purchase Warrants to the extent that the holder would own more than 4.99% of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s warrants. No fractional shares of Common Stock will be issued in connection with the exercise of a Purchase Warrant. In lieu of fractional shares, we may, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the applicable exercise price or round up to the next whole share.

Cashless Exercise

If, at the time a holder exercises its Purchase Warrants, a registration statement registering the issuance of the shares of Common Stock underlying the Purchase Warrants under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Purchase Warrants.

Fundamental Transaction

If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Purchase Warrants with the same effect as if such successor entity had been named in the Purchase Warrant itself. If holders of our Common Stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the applicable Purchase Warrant following such fundamental transaction.

Transferability

Subject to applicable laws, a Purchase Warrant may be transferred at the option of the holder upon surrender of the Purchase Warrant together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Purchase Warrants on any securities exchange or nationally recognized trading system. The Common Stock issuable upon exercise of the Purchase Warrants is currently listed on the Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the Purchase Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Purchase Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Purchase Warrants.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants to purchase 83,334 shares of our Common Stock issued in connection with the January 2021 PIPE Financing and the Pre-Funded Warrants to purchase 66,251 shares of Common Stock issued in connection with the June 2021 PIPE Financing is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Duration and Exercise Price

Each Pre-Funded Warrant has an initial exercise price per share equal to $0.01. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The Pre-Funded Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants in the January 2021 PIPE Financing and June 2021 PIPE Financing were also able to elect prior to the issuance of the Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding Common Stock. No fractional shares of common stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise

The Pre-Funded Warrants may also be exercised, in whole or in part, by means of a “cashless exercise,” in which in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Pre-Funded Warrants on any national securities exchange or nationally recognized trading system. The Common Stock issuable upon exercise of the Pre-Funded Warrants is currently listed on The Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Pre-Funded Warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a fundamental transaction, then the holders of the Pre-Funded Warrant shall be given the same choice as to the securities, cash or property they receive upon any exercise of the Pre-Funded Warrant following such Fundamental Transaction.

Broker Warrants

The Broker Warrants consist of (i) warrants to purchase 233,391 shares of Common Stock with an exercise price of $6.90 per share that were issued in connection with the January 2021 PIPE Financing (the “January 2021 Broker Warrants”) and (ii) warrants to purchase 152,378 shares of Common Stock with an exercise price of $8.51 per share that were issued in connection with the June 2021 PIPE Financing (the “Placement Agent Warrants” and, together with the January 2021 Broker Warrants, the “Broker Warrants”). The Broker Warrants may be exercised on or prior to their respective expiration dates by delivery of a notice of exercise and the applicable purchase price. The January 2021 Broker Warrants expire on January 29, 2026 at 5:00 p.m. Eastern Time and the Placement Agent Warrants expire on June 16, 2026 a 5:00pm Easter Time. The purchase price under the Broker Warrants is payable by wire transfer or cashier’s check drawn on a United States bank.  Additionally, the Broker Warrants may be exercised on a cashless basis, in which in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Broker Warrants.

This summary of certain terms and provisions of the Broker Warrants issued in connection with the January 2021 PIPE Financing and the June 2021 PIPE Financing is not complete and is subject to, and qualified in its entirety by, the provisions of the January 2021 Broker Warrant and the Placement Agent Warrant, the forms of which are filed as an exhibit to the registration statement of which this prospectus forms a part.

Consulting Warrants

On February 16, 2021, we issued the following warrants to Katalyst and GPN (the “February 2021 Warrants”):

•	35,000 warrants to purchase up to 35,000 shares of Common Stock with an exercise price of $11.46 per share; and

Pursuant to amended consulting agreements with Katalyst and GPN effective as of January 1, 2021, we issued the following warrants (the “April 2021 Warrants”):

•	7,000 warrants to purchase up to 7,000 shares of Common Stock with an exercise price of $8.80 per share.

In addition, on July 1, 2021, we issued the following warrants to Katalyst and GPN (the “July 2021 Warrants” and, together with the February 2021 Warrants and the April 2021 Warrants, the “Consulting Warrants”):

•	10,300 warrants to purchase up to 10,300 shares of Common Stock with an exercise price of $9.76 per share.

The following is a summary of certain key terms and provisions of the Consulting Warrants:

Duration

Each Consulting Warrant is immediately exercisable and will expire on the fifth anniversary of their issuance. The exercise price and number of shares of Common Stock issuable upon exercise of the Consulting Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercisability

The Consulting Warrants are exercisable, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional shares of Common Stock will be issued in connection with the exercise of a Consulting Warrant. In lieu of fractional shares, we may, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value of one warrant share.

Net Exercise

If the holder provides written notice at the time they exercise their Consultant Warrant that they elect to effect a “net exercise” of their Consulting Warrant, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Consulting Warrants.

Fundamental Transaction

If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Consulting Warrants with the same effect as if such successor entity had been named in the Consulting Warrant itself. If holders of our Common Stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the applicable Consulting Warrant following such fundamental transaction.

Transferability

Subject to applicable laws, a Consulting Warrant may be transferred at the option of the holder upon surrender of the Consulting Warrant together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Consulting Warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder

Except as otherwise provided in the Consulting Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Consulting Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Consulting Warrants.

Anti-Takeover Effects of Our Shareholder Rights Plan, Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Shareholder Rights Plan

Overview

On January 13, 2021, our Board adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is intended to protect the interests of our stockholders and enable them to realize the full potential value of their investment by reducing the likelihood that any person or group gains our control through open market accumulation or other tactics, without appropriately compensating all stockholders. Pursuant to the Rights Plan, we issued, by means of a dividend, one preferred share purchase right for each outstanding share of the Company's common stock to shareholders of record on the close of business on January 25, 2021. Initially, these Rights (as defined below) will trade with, and be represented by, the shares of the Company's common stock. The Rights will generally become exercisable only if any person (or any persons acting as a group) acquires 15% or more of the Company’s outstanding common stock (the “Acquiring Person”) in a transaction not approved by the Board, subject to certain exceptions, as explained below.

If the Rights become exercisable, all holders of Rights, other than the Acquiring Person, will be entitled to acquire shares of the Company’s common stock at a 50% discount or the Company may exchange each Right held by such holders for one share of its common stock. In such a situation, Rights held by the Acquiring Person would become void and will not be exercisable. If any person at the time of the first public announcement of the Rights Plan owns more than the triggering percentage, then that stockholder's existing ownership percentage will be grandfathered, although, with certain exceptions, the Rights will become exercisable if at any time after the announcement of the Rights Plan such stockholder increases its ownership of the Company's common stock.

Unless earlier redeemed, terminated or exchanged pursuant to the terms of the Rights Plan, the Rights will expire at the close of business on January 13, 2023. The Board may terminate the Rights Plan before that date if the Board determines that there is no longer a threat to shareholder value.

Key Features

On January 13, 2021, the Board declared a dividend of one preferred share purchase right (a “Right”), payable on January 25, 2021, for each share Common Stock outstanding on January 25, 2021 (the “Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, we entered into a Rights Agreement (the “Rights Agreement”), dated as of January 19, 2021, between the Company and Philadelphia Stock Transfer, Inc., as rights agent. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock (the “Preferred Shares”), of the Company at a price of $20 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. Each one one-thousandth of a Preferred Share entitles the holder thereof to receive (i) the same dividends and liquidation rights as if the holder held one share of Common Stock and will be treated the same as one share of common stock in the event of a merger, consolidation or other share exchange and (ii) one vote on all matters submitted to a vote of our stockholders, in each case subject to adjustment as described in the Certificate of Designations, Preferences and Rights of Series A Preferred Stock. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

As noted above, certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

We have not yet finalized our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws, and we intend to include additional details on the terms of these documents in an amendment to this Prospectus.

Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no Company director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-laws require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of the Company or any of its direct or indirect wholly-owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or any direct or indirect wholly-owned subsidiary of the Company, or is or was serving at our request as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated By-laws provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated By-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Exclusive Forum

Article Twelfth of our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or to our stockholders, (iii) any action or proceeding asserting a claim against us or any current or former director, officer or other employee arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws (in each case, as they may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim governed by the internal affairs doctrine against us or any of our directors, officers or other employees, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, the provisions of Article Twelfth will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Philadelphia Stock Transfer.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SNPX.”

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, will pass upon the validity of the securities being offered by this prospectus.

EXPERTS

The consolidated financial statements as of December 31, 2020 and the combined financial statements as of December 31, 2019 of Synaptogenix, Inc. included in Synaptogenix, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 and incorporated by reference in this Registration Statement and Prospectus, have been so incorporated in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with respect to the shares of common stock offered by this prospectus with the SEC in accordance with the Securities Act and the rules and regulations enacted under its authority. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified by reference to the actual document.  For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings on the SEC’s website at http://www.sec.gov.

Our website address is http://www.synaptogen.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus, and our reference to the address for our website is intended to be an inactive textual reference only.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2020;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the SEC on May 14, 2021;

•	our Current Reports on Form 8-K, filed with the SEC on January 19, 2021, January 22, 2021, April 8, 2021, April 30, 2021, June 16, 2021 and June 21, 2021; and

•	the description of our Common Stock set forth in our registration statement on Form 8-A, filed with the SEC on June 4, 2021, including any further amendments thereto or reports filed for the purposes of updating this description.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the Common Stock made by this prospectus and will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Synaptogenix, Inc., Attention: Investor Relations, 1185 Avenue of the Americas, 3rd Floor, New York, NY 10036. Our phone number is (973) 242-0005.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

SYNAPTOGENIX, INC.

3,458,940 shares of Common stock

Prospectus

July 6, 2021